ENVIROMETRICS, INC.
ATTACHMENT TO FORM 12b-25

PART III - NARRATIVE

Form 10-KSB can not be filed within the prescribed period because all information required to complete the Form in an accurate manner has not been completed. In addition, the audit of the annual financial statements has not been completed.

PART IV - OTHER INFORMATION

Explanation to (3):

Year Ended December 31, 1996 as Compared to Year Ended December
31, 1995

Sales for the Year ended 1996 amounted to $4,217,200 which were $2,289,000 (35.2%)lower than the $6,506,200 reported for 1995.
The Service group decreased its sales by 39.5% or $1,537,000 to $2,350,600 and the Products group lost revenues of $752,000 (28.7%)and reported $1,866,500 for the year ended December 31, 1996 as compared to $2,618,500 for 1995. Included in the Service group revenue reduction of $1,537,000 is a decrease of $893,500 related to the Environmental Consulting and Engineering and Civil Engineering and Surveying Division which was disposed at July 31, 1996. The Consultative Services and Air Quality groups reported 1997. $643,500 less revenues for 1996 as compared to 1995.
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Cost of goods sold and direct service costs decreased by 26.4% or
$1,178,000 to $3,276,500 for the year ended December 31, 1996 as compared to $4,454,500 reported for 1995. The Services Division reduced its direct service costs by $1,104,700 (37.6%) and reported $1,836,200 for 1996 as compared to $2,941,000 for 1995.
The Products group decreased its cost of good sold by $73,300 or 4.8%, to $1,440,200 for 1996 as compared to $1,513,500 for 1995.
The gross margins for the year ended December 31, 1996 decreased by $1,111,000, a decrease of 54.2%, to $940,700 as compared to $2,051,700 for 1995. The Services Division recorded a significant decrease in its gross margin for 1996 as compared to the first nine months of 1995 due to the disposition of the Environmental Consulting and Engineering and Civil Engineering and Surveying Division. The Products Division also experienced a significant decrease in its gross margin 1996 as compared to 1995. The Products Division has experienced significant declines in the gross margins on its air sampling cassettes products due to an agreement with a major customer.

Operating expenses were $399,400 lower and amounted to $2,569,200 for, 1996, as compared to $2,968,600 reported for 1995. The operating expenses for 1996 included a one time charge of approximately $615,000 related to the write-off of unamortized goodwill related to the civil engineering service group acquisition made on November 30, 1994. The operating expenses for the year ended December 31, 1996, excluding the one time charge of $615,000 would have been $1,954,300 which is 1,014,300 lower than the $2,968,600 reported for 1995. Sales and marketing expenses decreased by $290,800, which savings were mostly attributable to the agreement with Zellweger Analytics, Inc. for the distribution of the ACT product line. General and administrative costs decreased by $624,000 to $1,133,500 for the year ended December 31, 1996, as compared to $1,757,500 reported for 1995. Included in the 1996 general and administrative expenses is the recovery of approximately $80,000 of amounts expensed in 1995 related to a financial settlement with a former officer. If the recovery of amounts previously expensed had been excluded, general and administrative expenses would have decreased by $544,000. A portion of the decrease is due to a reduction in personnel and restructuring of costs. Research and development costs decreased by $49,700 to $208,700. Shipping and receiving costs increased by $3,700 to $72,500 for 1996 as compared to $69,000 for 1995.



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A reduction of $26,100 in costs related to quality control was also the result of a reduction in personnel in 1996 as compared to 1995.
Depreciation and amortization costs decreased by $27,000 for 1996 as compared to 1995. All of the decrease is attributable to the disposition of the engineering services group.

The Company incurred an operating loss of $1,613,600 for 1996 as compared to an operating loss of $905,500 for 1995. Included in the 1996 operating loss is the write-off of approximately $615,000 of unamortized goodwill related to the civil engineering service group acquisition made on November 30, 1994 and the recovery of approximately $80,000 of amounts previously expensed due to a financial settlement with a former officer as compared to 1995.

Interest income for 1996 was $7,300 higher than the amount recorded for 1995. Interest earned in 1996 resulted from interest earned on a note that was exchanged in connection with the disposition of the civil engineering service group completed on July 31, 1996. The company also recorded a gain of $124,500 for 1996 related to the disposition of the civil engineering service group. Interest expense of $240,000 for 1996 was $58,200 higher than the amount reported for the first nine months of 1995 which was $181,800. Amortization of loan costs for 1996 was $48,600 and was $70,400 lower than the $119,000 reported for 1995.

The Company incurred a net loss of $1,536,500 for 1996 as compared to a net loss of $1,195,700 for 1995. Included in the 1996 net loss is the write-off of approximately $615,000 of unamortized goodwill related to the civil engineering service group acquisition made on November 30, 1994, the gain on the disposition of the engineering services division of $124,500, and the recovery of approximately $80,000 of amounts previously expensed due to a financial settlement with a former officer as compared to the first nine months of 1995. The net loss for 1996, excluding the one time charge of $615,000, the gain on the disposition of the engineering services division of $124,500, and the recovery of approximately $80,000 of amounts previously expensed would have been $1,126,000 which is $69,700 lower than the $1,195,700 reported for 1995.

FINANCIAL CONDITION

The Company's financial condition continued to deteriorate during 1996 due principally to continued operating losses and the write-off of the unamortized goodwill resulting from an acquisition made in 1994.

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The working capital deficiency has increased from $481,700 at December
31, 1995 to $1,156,700 at September 30, 1996.